Hiveskill LLC

Balance Sheets

(Unaudited)

	December 31, 2021	December 31, 2020
ASSETS		
Cash	$ 49,833	$ -
Total current assets	49,833	-
Total assets	$ 49,833	$ -
LIABILITIES AND MEMBERS' EQUITY		
Total current liabilities	$ -	$ -
Commitments and contingencies	-	-
Common units, no par value; 16,000,000 units authorized, 11,380,226 units issued and outstanding		
Members' contributions	59,823	-
Retained Earnings/(Deficit)	(9,990)	-
Total members' equity	49,833	-
Total liabilities and members' equity	$ 49,833	$ -